SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001 -04
Corporate Registry (NIRE): 3330001159-5

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON JANUARY 29, 2010, DRAWN UP IN SUMMARY FORMAT

1. Date, time and venue: Extraordinary Shareholders’ Meeting held on January 29, 2010, at 11:00 am, at the Company’s headquarters, at Rua São José, 20, grupo 1602, parte, Centro, in the city and state of Rio de Janeiro.

2. Call Notices: Call notices were published on January 14, 15 and 18, 2010 in the Diário Oficial do Estado do Rio de Janeiro on pages 8, 10 and 4, respectively, and in Valor Econômico newspaper, on pages B9, B3 and C5, respectively. Said notices will be filed at the Company’s headquarters.

3. Attendance: Shareholders representing 54.68% of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book.

4. Presiding: The Board Member Fernando Perrone chaired the Meeting, as appointed by the Chairman of the Board of Directors, and invited Mrs. Claudia Maria Sarti to act as secretary.

5. Agenda: (i) to examine, discuss and approve the Protocol and Justification of Merger by Companhia Siderúrgica Nacional (“CSN”) of its subsidiary GalvaSud S.A., holder of Corporate Taxpayers’ ID (CNPJ/MF) 02.618.456/0001 -45 (“GalvaSud”); (ii) to approve and ratify the hiring of KPMG Auditores Independentes as the specialized company responsible for preparing the accounting appraisal report of the shareholders’ equity of GalvaSud, to be transferred to CSN; (iii) to examine and approve aforementioned accounting appraisal report of the shareholders’ equity of GalvaSud, dated December 31, 2009; (iv) to discuss and approve the merger of GalvaSud by CSN, pursuant to the terms and conditions established by the above-mentioned Protocol and Justification of Merger; (v) to grant powers to CSN’s executive officers to carry out all the necessary acts for the implementation of the merger to be resolved on by the Meeting.

6. Resolutions: The following resolutions were taken by shareholders representing 54.68% of the Company’s voting capital:

6.1. Authorization for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law 6,404, as of December 15, 1976 ("Law 6,404/76").

6.2. Copies of Call Notices publications, as well as the Appraisal Report and the Protocol and Justification of Merger were available at the meeting. Attending shareholders unanimously waived the reading of said documents, as all of them were cognizant thereof.

6.3 Approval, by unanimous vote of attending shareholders, being the votes filed at the Company’s headquarters, of the following items:

6.3.1 Approval, with no restrictions or reservations, the Protocol and Justification of Merger entered into between the Company’s representatives and the representatives of Galvasud S.A. (“GalvaSud”), with headquarters at Rua São José, 20, sala 1602, parte, in the city and state of Rio de Janeiro, registered with the Rio de Janeiro State Board of Trade under Company Registry (NIRE) 333.0026048 -0 and inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 02.618.456/0001 -45, which will become an integral and inseparable part of these minutes as Annex I of same, in which all the conditions and justifications of the merger of GalvaSud by the Company are included.

6.3.2 Ratification of the appointment of the specialized accounting firm, KPMG Auditores Independentes, with headquarters in the city of São Paulo, at Rua Dr. Renato Paes de Barros, 33, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 57.755.217/0001 -29, registered with the São Paulo State Regional Accounting Board (CRC/SP) under no. 2SP014428/O-6, which specializes on equity appraisals and which proceeded to evaluate the shareholders’ equity of Galvasud.

6.3.3 After reading, approval of the report referred to in the previous item, the shareholders having fully agreed with all the terms and amounts therein, which is an integral part of these minutes as Annex II.

6.3.4 Approval of the merger of Galvasud S.A. by the Company, the Board of Executive Officers of CSN being authorized to sign all the necessary documents and take all the necessary measures for the implementation of this resolution. The Company, pursuant to Article 227 of Brazilian Corporation Law and as a result of the merger, will succeed GalvaSud in all its rights and obligations and assets and liabilities, without continuity of the merged company.

6.3.5 Any variations in equity occurring between the base date and the effective date of the merger will be automatically incorporated into the Company’s equity.

6.3.6 As a result of the merger, the cancellation of all shares comprising the capital stock of GalvaSud held by the Company, pursuant to paragraph 1 of article 226 of Law 6,404/76, in accordance with the provisions of the previously approved Protocol and Justification of Merger.

6.3.7 Given that CSN holds 100% of GalvaSud’s shares, pursuant to the Protocol and Justification of Merger, there will be no capital increase in CSN.

7. Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes, which were read, found in compliance and signed by the Chairman, the Secretary and all attending shareholders.

8. Filed Documents: The Call Notice for this Extraordinary Shareholders’ Meeting, as well as the Protocol and Justification of Merger, dated January 13, 2010, and the Appraisal Report, dated January 13, 2010, are filed at the Company’s headquarters.

Rio de Janeiro, January 29, 2010.

This is a free translation of the original minutes, drawn up in the proper book.

Claudia Maria Sarti
Secretary of the Meeting

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.